UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 1-9047
A. Full title of the Plan:
The Rockland Trust Company Employee Savings,
Profit Sharing, and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant
to the Plan and the
address of its principal office:
Independent Bank Corp.
Office Address: 2036 Washington Street, Hanover Massachusetts
Mailing Address: 288 Union Street, Rockland, Massachusetts 02370
As filed on June 29, 2010

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm
To the 401(k) Committee
Rockland Trust Company
Employee Savings, Profit Sharing and Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of the Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan, (the Plan), (formerly the Rockland Trust Company Employee Savings and Profit Sharing Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Caturano and Company, P.C.
CATURANO AND COMPANY, P.C.
June 29, 2010
Boston, Massachusetts

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Collective investment trusts
DWS Stable Value Fund	$6,418,373	$5,235,611
DWS Stock Index Fund	4,572,160	3,494,530
Independent Bank Corp. Common stock	6,471,307	5,854,967
Mutual funds	28,738,333	16,724,936
Personal access fund	325,832	212,280
Participant loans	1,898,463	1,483,291

Net assets available for benefits, at fair value	48,424,468	33,005,615

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(30,551)	422,648

Net assets available for benefits	$48,393,917	$33,428,263

The accompanying notes are an integral part of these financial statements.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,653,599
Interest and dividends	803,360

6,456,959

Contributions:
Participant	3,264,410
Employer	2,909,120

6,173,530
Other Income	12,908

Total additions	12,643,397

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	5,363,536
Plan expenses	15,959

Total deductions	5,379,495

Net increase prior to transfer of assets related to merger	7,263,902
Transfer of assets from another qualified contribution plan	7,701,752

Net increase	14,965,654
Net assets available for benefits:
Beginning of year	33,428,263

End of year	$48,393,917

The accompanying notes are an integral part of these financial statements.

(1) Description of the Plan
The following description of the Rockland Trust Company (Company) Employee Savings, Profit Sharing and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan covering all eligible employees of the Company. Full-time and part-time employees are eligible to participate in the plan, regardless of age. In order to be eligible to receive the Company matching contributions, qualified non-elective contributions, and supplemental non-elective contributions, employees must have completed one year of service, which is defined as 1,000 hours of service in the first twelve consecutive months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(b) Contributions
Under the provisions of the Plan, subject to IRS limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre-tax basis and up to an additional 10% of their compensation on an after-tax basis. However, the total contribution may not exceed 99% of compensation. Participants may also contribute amounts representing distributions from other qualified plans.
For the year ended December 31, 2009, the IRS contribution limit was $16,500 with a $5,500 catch-up provision for participants age 50 or above.
The Plan provides for automatic enrollment. All employees will be deemed to have made an election to defer 6% of his or her compensation commencing with the first payroll following thirty days of employment. All employees are given notice regarding this enrollment feature and may elect a different deferral election or make no deferral at that time.
Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers twenty-one mutual funds, two collective investment trusts, and a personal access fund, which is an investment option that enables participants to set up their own brokerage account through State Street Brokerage, with all related brokerage fees incurred by the participant. Also, as of July 1, 2005, the Plan offers the common stock of Independent Bank Corp., the Parent Company of Rockland Trust Company, as an investment option for the participants.
Under the Plan, the Company will contribute the following:
1)	Matching contributions equal to 25% of the amount of the salary (less any catch up contributions) the employee elected to defer, up to the first 6% of the employee’s eligible compensation. Company matching contributions to the Plan are made each pay period, therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

2)	Qualified non-elective contributions for each participant, up to the Social Security qualified Plan limits, equal to 5% of compensation. Company qualified non-elective contributions to the Plan are made each pay period, therefore, a participant must be actively employed during that pay period in order to share in the qualified non-elective contribution.

3)	Supplemental non-elective contributions equal to 5% of the amount by which an employee’s eligible compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2009 the Social Security wage base is $106,800. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code. Company supplemental non-elective contributions to the Plan are made each pay period, when applicable, therefore, a participant must be actively employed during that pay period in order to share in the supplemental non-elective contribution.

4)	Discretionary contributions for employees that are actively employed on the last day of the Plan year, however, those participants whose employment terminated during the year because of retirement under the Company’s retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the discretionary contribution. The discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant’s compensation for the Plan year bears to the total compensation of all qualifying participants. There were no discretionary contributions made in 2009 and 2008.
(c) Participant’s Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d) Loans to Participants
Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the excess, if any, of the highest outstanding loan balance in the previous 12 months over the current outstanding loan balance) or 50% of the participants’ vested account balance, whichever is less. No more than four loans per participant may be outstanding. The loans are secured by the vested balance in the participant’s account and bear interest at rates that range from 3.25% to 9.25%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator.
(e) Vesting
Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. The Company’s contribution portion of their accounts plus actual earnings thereon, which are received after meeting certain eligibility requirements are also immediately vested.
(f) Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee’s assumed life expectancy. However, if the employee’s vested benefits under the Plan do not exceed $5,000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the Internal Revenue Service if timely notice is not received from the employee).

At the discretion of the Plan Administrator, in the event of extreme financial hardship as defined in applicable U.S. treasury regulations, a participant may withdraw some or all of their vested balances subject to applicable penalties.
Distribution of benefits attributable to investments other than those attributable to the Independent Bank Corp. Stock will be in the form of cash. Distribution of benefits attributable to the Independent Bank Corp. Stock will be in the form of cash, Independent Bank Corp. stock, or both, at the participant’s discretion.
(g) Dividend Reinvestment and Voting Rights
Dividends paid on investments in Independent Bank Corp. stock within the Plan will be paid to the Plan and allocated to participant accounts and may be distributed in cash not later than 90 days after the close of the plan year in which paid, or may be reinvested in Company stock. Dividends reinvested may participate in the dividend reinvestment plan which allows for a 5% discount of dividends reinvested in Independent Bank Corp. stock.
Participants (or beneficiaries), as holders of Independent Bank Corp. stock, will direct the Trustee as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. stock held as part of the Plan assets.
(2) Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.
(b) New Accounting Pronouncements
In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that Are Not Orderly, which was included in Subtopic 820-10-35 in the FASB Codification. ASC 820-10-35 provides guidance regarding how to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability when compared with normal market activity for the asset or liability. In such situations, an entity may conclude that transactions or quoted prices may not be determinative of fair value, and may adjust the transactions or quoted prices to arrive at the fair value of the asset or liability. ASC 820-10-35 also requires disclosures of the breakdown of debt and equity investments by major category based on nature and risks of the investments. This new guidance within ASC 820 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, and must be applied prospectively. The Plan adopted this new guidance effective for plan year 2009. See Note 3 for related disclosures.
In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain entities That Calculate Net Asset Value per Share (or its Equivalent) (ASU 2009-12), which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services — Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all the rights and obligations of the investment and any other market available data. In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update. The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009, and early adoption is permitted. The Plan adopted these amendments effective January 1, 2009. The adoption did not have any impact on the Plan’s financial statements.
In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 will amend the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Plan will include the disclosures as required by ASU 2010-06 in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Plan’s financial statements effective January 1, 2011.
(c) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(d) Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices, if available, are used to value investments. Shares of mutual funds are valued at the Net Asset Value (“NAV”) of shares held by the Plan at year-end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The fair value of the fully benefit-responsive collective trust is calculated based on the fair market value in the underlying assets of the Pyramid Stable Value fund based on information reported by the trustee using the audited financial statements of the collective investment trust which are as of and for the year ended December 31, 2009. The investments in the collective investment trust are valued at estimated fair value based on the value of the underlying investments, which represents NAV. Participant loans are valued at their estimated fair value on the basis of future principal payments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
(e) Benefits Paid
Benefits are recorded upon distribution.

(f) Refundable Contributions
At December 31, 2009 and 2008, $7,243 and $0, respectively, of contributions made in excess of amounts allowed by the Internal Revenue Service were refunded by the Plan to certain participants after the end of the plan year.
(g) Expenses
The Company pays all expenses of the Plan at the option of the Company.
(h) Subsequent Events
The Company has evaluated all events and transactions through the date of this filing. Except as disclosed in Note 11, there were no material subsequent events that impacted the Plan’s financial statements.
(3) Fair Value Measurements
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. If there has been a significant decrease in the volume and level of activity for the asset, regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another.
The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosures Topic of the FASB ASC are described below:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques
Collective Investment Trusts
These investments are composed of a non-benefit-responsive investment fund and a fully benefit-responsive investment contract. Investments in the non-benefit responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end and are classified as Level 2 investments. The fully benefit-responsive investment contract is valued based on the market values of the underlying securities based on information reported by the trustee using the audited financial statements of the collective investment trust which are as of and for the year ended December 31, 2009. A synthetic Guaranteed Investment Contract is comprised of two components, an underlying asset and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or fair value. The fair value of the wrapper contract is based on observable inputs and therefore this investment is classified as a Level 2 investment.
Common Stock
Independent Bank Corp. common stock and common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.
Mutual Funds
These investments are public investment vehicles using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.
Participant Loans
Loans to participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.
Personal Access Fund
The personal access fund is comprised of investments in mutual funds, common stocks, and other investments. The underlying investments of the personal access funds are grouped with their similar investment types in the table below.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2009 and 2008:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
As of December 31, 2009
Description
Cash and cash equivalents	$55,692	$55,692	$—	$—
Collective Investment Trusts
Non-Benefit Responsive Investment Contract	4,572,160	—	4,572,160	—
Fully-Benefit Responsive Investment Contract	6,418,373	—	6,418,373	—
Common Stocks	6,544,488	6,544,488	—	—
Mutual Funds
Balance Funds	7,776,626	7,776,626	—	—
Growth Funds	17,735,739	17,735,739	—	—
Fixed Income Funds	3,321,594	3,321,594	—	—
Other Funds	101,333	101,333	—	—
Participant Loans	1,898,463	—	—	1,898,463

	$48,424,468	$35,535,472	$10,990,533	$1,898,463

As of December 31, 2008
Description
Cash and cash equivalents	$13,937	$13,937	$—	$—
Collective Investment Trusts
Non-Benefit Responsive Investment Contract	3,494,530	—	3,494,530	—
Fully-Benefit Responsive Investment Contract	5,235,611	—	5,235,611	—
Common Stocks	5,895,222	5,895,222	—	—
Mutual Funds	16,881,194	16,881,194	—	—
Other	1,830	—	—	1,830
Participant Loans	1,483,291	—	—	1,483,291

	$33,005,615	$22,790,353	$8,730,141	$1,485,121

The table below presents changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2009 and 2008:

	Reconciliation for All Assets Measured at Fair
	Value on a Recurring Basis Using Signficant
	Unobservable Inputs (Level 3)
	Participant
	Loans	Other	Total

Balance at January 1, 2008	$1,261,049	$—	$1,261,049
Realized gains/(losses)	—	—	—
Unrealized gains/(losses)	—	—	—
Purchases, sales, issuances and settlements, net	222,242	1,830	224,072
Transfers into level 3	—	—	—

Balance at December 31, 2008	$1,483,291	$1,830	$1,485,121

Realized gains/(losses)	—	—	—
Unrealized gains/(losses)	—	—	—
Purchases, sales, issuances and settlements, net	415,172	(1,830)	413,342
Transfers into level 3	—	—	—

Balance at December 31, 2009	$1,898,463	$—	$1,898,463

The plan has no assets that are measured on a non-recurring basis as of December 31, 2009 and 2008. Effective January 1, 2009, the guidance in FASB ASC 820 became effective for nonfinancial assets or nonfinancial liabilities that are recorded or disclosed at fair value on a non-recurring basis. As of the adoption date and December 31, 2009, the Plan does not have any non-financial assets or liabilities which are required to be at fair value.
(4) Investments
The following presents investments in the accompanying statements of net assets available for benefits for which the fair value exceeded 5% of the Plan’s net assets as of plan years ended December 31, 2009 and 2008:

	Fair value
Description of Investment	2009	2008

Independent Bank Corp. Stock	$6,471,307	$5,854,967
DWS Stable Value Fund (contract value — $6,387,822 and $5,658,259, respectively)	6,418,373	5,235,611
DWS Stock Index Fund	4,572,160	3,494,530
Janus Balanced Fund	4,089,577	2,068,702
DWS Balanced Fund	3,656,792	2,893,233
Neuberger Berman Genesis Trust	3,109,278	1,719,940
DWS Large Company Growth Fund	2,858,486	2,117,049
Janus Research Fund	2,728,739	1,711,505
Templeton Foreign — A	2,664,312	1,424,569
DWS Large Cap Value Fund	2,645,952	937,823
Janus Twenty Fund	2,482,898	1,509,658

During 2009, the Plan’s investments appreciated/(depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) by $5,653,599 as follows:

Investments at Fair Value as Determined by Quoted
Market Price:
Personal access fund	$60,974
Common stock	(1,037,585)
Mutual funds	5,362,764

Net appreciation	$4,386,153

Investments at Estimated Fair Value:
Collective investment trusts
— DWS Stock Index fund	$1,267,446

Net change in fair value	$5,653,599

(5) Investment Contracts which include Insurance and Investment Contracts
The Plan offers DWS Stable Value Trust which fully invests its funds into Pyramid Stable Value Fund. Pyramid Stable Value Fund invests in many securities including guaranteed investment contracts (GICs), GIC alternatives such as Separate Account GICs or synthetic GICs. Pyramid Stable Value Fund may also invest in a portfolio of marketable fixed income securities and other financial instruments (collectively called Portfolio Securities), for which Deutsche Bank Trust Company Americas (Deutsche Bank), the trustee, may enter into one or more agreements (Liquidity Agreements) in the name of the Pyramid Stable Value Fund, in order to provide book value liquidity for Portfolio Securities sold from the Pyramid Stable Value Fund to make plan participant-directed withdrawals. Liquidity agreements may be issued by banks (other than Deutsche Bank or any of its affiliates), insurance companies or other financial institutions, domestic or foreign. The combination of one or more Portfolio Securities and a Liquidity Agreement is considered a GIC Alternative or Synthetic GIC. In a synthetic GIC structure, the underlying investments are owned by the Pyramid Stable Value Fund. The GICs included in the Stable Value Fund represent fully benefit-responsive investment contracts with Deutsche Bank.
The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the underlying fund’s “wrapper” contracts. To the extent that the underlying fund has unrealized and realized losses (that are accounted for, under contract value accounting, through a positive value of the wrapper contract), the interest crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generated realized and unrealized gains (reflected in a negative wrapper value adjustment under contract value accounting), an investor currently redeeming underlying fund units may forego any benefit related to a future crediting rate higher than then-current market rates.
The guaranteed investment contract is fully benefit-responsive, and as such contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, there are certain employer-initiated events that could limit the ability of Pyramid Stable Value Fund to transact at contract value. Examples of these employer-initiated events include:
1.	Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended.

2.	Full or partial termination of the Plan.

3.	Involuntary termination of employment as a result of a corporate merger, divestiture spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy.

4.	Changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuer.

5.	Dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option.

6.	Events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

7.	Certain Plan level withdrawals or plan Participant-Directed Withdrawals that are deemed not normal, as defined in the Pyramid Stable Value Portfolio Fund description.
The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Issuers cannot terminate the wrapper contracts unless there is a breach of the contract on the manager’s part. Actions that would lead to such a breach (after the relevant cure period), include, but would not be limited to, material misrepresentation, failure to pay wrapper fees, or failure to adhere to investment guidelines.
The relationship between future interest crediting rates and the adjustment to contract value reported on the statement of net assets is accomplished through the crediting rate formula. The difference between the book and market value of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the market and book of each contract by the duration of the bond portfolio covered by the contract. The crediting interest rate is reset on a quarterly basis. The minimum crediting rate under the terms of the contract is 0%.
Key factors that could influence future average interest crediting rates include, but are not limited to, cash flows experienced by the Fund, changes in level of interest rates, total return performance of the underlying bond strategies within each synthetic GIC contract, defaults of credit failures in the underlying bond portfolios, or the immunization of one or more synthetic GIC contract.
The average yield and crediting interest rates were 2.73% and 2.61%, respectively, for the year ended December 31, 2009. The average yield and crediting interest rates were 6.95% and 4.14%, respectively, for the year ended December 31, 2008.
(6) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, no further contributions will be made to the Plan and all amounts credited to participants’ accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.
(7) Related-Party and Parties-in-Interest Transactions
Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company qualify as related party transactions. Certain collective investment trusts and mutual funds managed by DWS Scudder, the Plan trustee as defined by the Plan, qualify as party-in-interest transactions. Transactions with respect to participant loans also qualify as party-in-interest transactions.

(8) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2006 that the amended and restated Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
(9) Risk and Uncertainties
The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(10) Plan Merger and Amendment
Effective July 15, 2009, the Plan was amended for the merger of the SBERA 401(K) plan as adopted by Benjamin Franklin Bank, another qualified defined contribution plan sponsored by the Company, into the Plan. Balances of $7,701,752 were transferred into the Plan.
(11) Subsequent Event
Effective March 1, 2010, the Plan was amended for the merger of the Slades Ferry Bancorp. 401(k), another qualified defined contribution plan sponsored by the Company, into the Plan. Balances of $1,394,907 were transferred into the Plan.

(12) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total assets per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$48,393,917	$33,428,263

Less: Deemed Distributed Loans	50,070	45,070

Total assets per the Form 5500, Schedule H, Part 1 (line 1(f))	$48,343,847	$33,383,193

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

2009
Benefits paid to participants per the financial statements	$5,363,536

Less: Payments on Deemed Distributed Loans including interest	(10,248)

Add: Deemed Distributed Loans from 2009	15,249

Benefits paid to participants per the Form 5500	$5,368,537

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2009

(a)	(b)	(c)					(d)	(e)
		Description of Investment
						Par or
			Maturity	Rate of		Maturity		Current
Identity of Issue, Borrower, or Similar Party		Type of Investment	Date	Interest	Collateral	Value	Cost	Value

*	DWS Stable Value Fund	Collective Investment Trusts	n/a	2.54%	n/a	n/a	n/a	$6,387,822
*	DWS Stock Index Fund	Collective Investment Trusts	n/a	n/a	n/a	n/a	n/a	4,572,160

								10,959,982

	Personal Access Fund
	SSGA Money Market Fund	Cash and Cash Equivalents	n/a	n/a	n/a	n/a	n/a	55,692
	Microsoft Corp	Common Stock	n/a	n/a	n/a	n/a	n/a	31,208
	General Electric Co.	Common Stock	n/a	n/a	n/a	n/a	n/a	18,344
	Pfizer Inc.	Common Stock	n/a	n/a	n/a	n/a	n/a	11,071
*	Independent Bank Corp.	Common Stock	n/a	n/a	n/a	n/a	n/a	10,873
	Bank of America Corp.	Common Stock	n/a	n/a	n/a	n/a	n/a	1,685
	FMI Large Cap Fund	Mutual Funds	n/a	n/a	n/a	n/a	n/a	29,844
	Baron Small Cap	Mutual Funds	n/a	n/a	n/a	n/a	n/a	26,460
	Third Avenue Value	Mutual Funds	n/a	n/a	n/a	n/a	n/a	24,957
	Federated Income Trust Institutional	Mutual Funds	n/a	n/a	n/a	n/a	n/a	20,929
	Harbor Bond	Mutual Funds	n/a	n/a	n/a	n/a	n/a	20,705
	American Century Government Bond	Mutual Funds	n/a	n/a	n/a	n/a	n/a	20,685
	American Century Ginnie Mae	Mutual Funds	n/a	n/a	n/a	n/a	n/a	20,467
	Fidelity Contrafund	Mutual Funds	n/a	n/a	n/a	n/a	n/a	11,787
	Columbia Acorn USA Class Z	Mutual Funds	n/a	n/a	n/a	n/a	n/a	5,893
	Dodge & Cox Balance	Mutual Funds	n/a	n/a	n/a	n/a	n/a	5,300
	Lord Abbett Mid Cap Value Class A	Mutual Funds	n/a	n/a	n/a	n/a	n/a	4,987
	American AMCAP Class A	Mutual Funds	n/a	n/a	n/a	n/a	n/a	4,945

								325,832

*	Independent Bank Corp.	Common Stock	n/a	n/a	n/a	n/a	n/a	6,471,307

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2009

(a)	(b)	(c)					(d)	(e)
		Description of Investment
						Par or
			Maturity	Rate of		Maturity		Current
Identity of Issue, Borrower, or Similar Party		Type of Investment	Date	Interest	Collateral	Value	Cost	Value

	Janus Balanced Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	$4,089,577
*	DWS Balanced Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	3,656,792
	Neuberger Berman Genesis Trust Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	3,109,278
*	DWS Large Company Growth Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	2,858,486
	Janus Research Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	2,728,739
	Templeton Foreign Fund — A	Mutual Fund	n/a	n/a	n/a	n/a	n/a	2,664,312
*	DWS Large Cap Value Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	2,645,952
	Janus Twenty Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	2,482,898
	Federated Total Return Bond	Mutual Fund	n/a	n/a	n/a	n/a	n/a	2,277,478
*	DWS Short Duration Plus Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	407,439
	Neuberger Berman International — Trust Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	373,297
*	DWS Dreman Mid Cap Value Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	239,344
*	DWS Emerging Markets Equity Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	237,970
*	DWS Inflation Protected Plus Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	232,119
	T. Rowe Price International Bond	Mutual Fund	n/a	n/a	n/a	n/a	n/a	196,637
	Credit Suisse Commodity Return Strategy Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	190,810
	MFS High Yield Opportunities Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	125,135
*	DWS RREEF Global Real Estate Securities Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	120,737
	Hartford Floating Rate	Mutual Fund	n/a	n/a	n/a	n/a	n/a	101,333

								28,738,333

*	Loans to participants	Participant Loans	various	3.25 - 9.25%	n/a	n/a	—	1,898,463

	Total investments held at December 31, 2009							$48,393,917

*	Represents a party-in-interest to the Plan.
See accompanying independent registered public accountants’ report.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (Name of Plan)
Date: June 29, 2010	/s/ Denis K. Sheahan
Denis K. Sheahan
Chief Financial Officer Independent Bank Corp.